Exhibit 23.5

CONSENT OF JOSEPH CHEN

Pursuant to Rule 438 under the Securities Act of 1933, the undersigned Joseph Chen consents to be named in the Registration Statement on Form F-1 of Sogou Inc., and in all amendments and supplements thereto, as a proposed member of the board of directors and of the audit committee of the board of directors of Sogou Inc.

Date: October 24, 2017

/s/ Joseph Chen
Name: Joseph Chen